EXHIBIT 99.6

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use in this Annual Report on Form 40-F of Harvest Energy Trust for the year ended December 31, 2007 of our report, dated March 11, 2008, evaluating the crude oil, natural gas, and natural gas liquids reserves attributable to properties owned by Harvest Energy Trust.

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Date: March 26, 2008

Sincerely,

/s/ Bryan J. Wurster

Bryan J. Wurster, P.Eng.
Vice President